EXHIBIT 13

[Salix Letterhead]

May 20, 2003

Dear Fellow Stockholders:

On May 20, 2003, Axcan Pharma Inc. revised its hostile tender offer for Salix common stock to $10.50 per share. Axcan also extended the offer period from May 23 to June 27, 2003. The offer remains subject to the various terms and conditions imposed by Axcan.

The Salix Board of Directors will meet with Salix management and Salix’s financial and legal advisors to evaluate the revised offer. The Board will advise Salix’s stockholders of its response to the offer as soon as practicable.

In the interim, the Board requests that you defer making a determination whether to accept or reject the revised Axcan offer until you have been advised of your Board’s position with respect to the revised offer. It is important to note that on May 20, 2003, the Salix common stock closed at $11.84, which is considerably higher than the revised offer of $10.50.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Salix and its stockholders very seriously and is committed to enhancing stockholder value.

Sincerely,

/s/ ROBERT P. RUSCHER	/s/ CAROLYN J. LOGAN
Robert P. Ruscher Chairman	Carolyn J. Logan President and CEO